EXHIBIT 99.1

Brookfield Infrastructure Challenges Inter Pipeline Ltd.’s Inappropriate Defensive Tactics

Any relief granted will be for the sole benefit of IPL shareholders

BROOKFIELD, NEWS, June 10, 2021 (GLOBE NEWSWIRE) -- Brookfield Infrastructure Partners L.P. (NYSE: BIP; TSX: BIP.UN), together with its institutional partners (collectively, “Brookfield Infrastructure”) has filed an application with the Alberta Securities Commission (the “ASC”) challenging the defensive tactics inappropriately employed by Inter Pipeline Ltd. (TSX: IPL) (“IPL”) and the special committee of its board of directors.

Our application seeks, on behalf of all IPL shareholders, the elimination of the $350 million termination fee (the “Break Fee”), agreed to by IPL and its board of directors, which threatens to enrich Pembina Pipeline Corporation (“Pembina”) at the expense of IPL’s existing shareholders. This Break Fee was agreed in the face of a clearly superior proposal submitted by Brookfield Infrastructure to IPL’s special committee on May 31, 2021 (the “Enhanced Brookfield Proposal”). The superiority of the Enhanced Brookfield Proposal, combined with the questionable basis for agreeing to the Break Fee, are two of the many reasons why the Break Fee should not be allowed to stand. If successful in eliminating or otherwise reducing the Break Fee, Brookfield Infrastructure will further increase our offer to IPL shareholders by an equivalent amount.

The Enhanced Brookfield Proposal offers IPL shareholders a choice between $19.50 in cash and 0.225 of a class A exchangeable subordinate voting share (a “BIPC Share”) of Brookfield Infrastructure Corporation (“BIPC”)1. As we have previously stated, we believe IPL’s board of directors erred in not recognizing the Enhanced Brookfield Proposal to be a superior proposal to all of IPL’s other available alternatives. The Enhanced Brookfield Proposal was:

  Higher than the $19.45 announced value of the transaction entered into with Pembina,
  Clearly subject to significantly less conditionality,
  Highly actionable as evidenced by Brookfield Infrastructure’s immediate amendment of its offer to IPL shareholders, and
  Clearly superior in composition, with a significant cash component versus the all-share Pembina alternative.

1 Based on the TSX closing price of the BIPC Shares on May 28, 2021.

In its application, Brookfield Infrastructure is seeking either (i) an order restraining the payment of the Break Fee, or (ii) a cease trade order, in each case in respect of the proposed acquisition of IPL by Pembina pursuant to an arrangement agreement (the “Arrangement Agreement”) announced by IPL and Pembina on June 1, 2021. Brookfield Infrastructure is also seeking an order from the ASC cease trading the two shareholders’ rights plans currently maintained by IPL (the “IPL Rights Plans”), one of which was adopted as a tactical response to Brookfield Infrastructure’s offer to IPL shareholders on February 22, 2021. Our position is that:

  IPL and its special committee have engaged in conduct that is contrary to the public interest.
  In entering into the Arrangement Agreement, IPL agreed to the Break Fee, the quantum and payment triggers of which are both excessive and completely unwarranted in a circumstance where IPL’s special committee chose to accept the lower-priced and less certain proposal available to IPL shareholders at the time.
  As a result, IPL’s board has deprived IPL shareholders of potential additional consideration, because Brookfield Infrastructure would be forced to accept that a C$350 million payment will be made to Pembina under the Arrangement Agreement before we are able to offer any additional consideration to IPL shareholders.
  If we are successful in the application, Brookfield Infrastructure will increase its offer to IPL shareholders in an amount equal to the reduction of the Break Fee to the degree it is ultimately reduced or eliminated.

Additionally, Brookfield Infrastructure submits that the IPL Rights Plans have served whatever limited purpose they originally had. With IPL’s execution of the Arrangement Agreement, there is no valid purpose for the IPL Rights Plans to continue to interfere in Brookfield Infrastructure’s rights under the take-over bid regime in Canada.

Brookfield Infrastructure Reiterates the Highlights of its Superior Offer

  Cash component of offer totalling $5.56 billion representing 74% of the total consideration, compared to zero cash under the Pembina offer.
  Brookfield Infrastructure has received all regulatory and anti-trust approvals and can close as early as June 22nd compared to the alternative transaction which is subject to competition, regulatory and IPL shareholder approvals. As IPL’s largest shareholder, we remain unsupportive of the all-share Pembina transaction and intend to vote against it.
  Preserves significant jobs for IPL’s employees compared to the alternative cost synergy driven transaction entered into by IPL.

Brookfield Infrastructure believes the choice for shareholders is clear; waiting six months for a Pembina transaction that may not occur due to a high degree of uncertainty surrounding regulatory and shareholder approvals versus the Brookfield Offer that provides a high degree of certainty, a clean exit for IPL shareholders and an opportunity to participate in the growth of a high-quality global infrastructure business.

Details of the Offer

Brookfield Infrastructure encourages IPL shareholders to read the full details of Brookfield Infrastructure’s offer (the “Brookfield Offer”) set forth in the original Offer to Purchase and Circular dated February 22, 2021 as modified and supplemented by the Notice of Variation, Change and Extension dated June 4, 2021 (collectively the “Offer Documents”), which contains the full terms and conditions of the Brookfield Offer and other important information as well as detailed instructions on how IPL shareholders can tender their IPL shares to the Brookfield Offer.

The Brookfield Offer is open for acceptance until 5:00 p.m. (Mountain Standard Time) on Tuesday, June 22, 2021 and is not conditional upon the outcome of the application filed by Brookfield Infrastructure with the ASC.

IPL shareholders who have questions or require assistance in depositing IPL shares to the Offer, IPL shareholders should contact the Information Agent and Depositary, Laurel Hill Advisory Group, by telephone at 1-877-452-7184 (North American Toll Free Number) or 416-304-0211 (outside North America) or by email at assistance@laurelhill.com.

Copies of the Offer Documents are available without charge on request from the Information Agent and are available at www.ipl-offer.com or on SEDAR at www.sedar.com.

Advisors

Brookfield Infrastructure has engaged BMO Capital Markets and Barclays Capital Canada Inc. to act as joint financial advisors and McCarthy Tétrault LLP to act as its legal advisor in connection with the Offer. Laurel Hill Advisory Group has also been engaged to act as Brookfield Infrastructure’s strategic communications advisor and information agent.

Brookfield Infrastructure is a leading global infrastructure company that owns and operates high-quality, long-life assets in the utilities, transport, midstream and data sectors across North and South America, Asia Pacific and Europe. We are focused on assets that have contracted and regulated revenues that generate predictable and stable cash flows. Investors can access its portfolio either through Brookfield Infrastructure Partners L.P. (NYSE: BIP; TSX: BIP.UN), a Bermuda-based limited partnership, or Brookfield Infrastructure Corporation (NYSE, TSX: BIPC), a Canadian corporation. Further information is available at www.brookfield.com/infrastructure.

Brookfield Infrastructure Partners is the flagship listed infrastructure company of Brookfield Asset Management, a global alternative asset manager with over US$600 billion of assets under management. For more information, go to www.brookfield.com.

No Offer or Solicitation
This news release is for informational purposes only and does not constitute an offer to buy or sell, or a solicitation of an offer to sell or buy, any securities. The offer to acquire IPL securities and to issue securities of Brookfield Infrastructure Corporation will be made solely by, and subject to the terms and conditions set out in the formal offer to purchase and bid circular and accompanying letter of transmittal and notice of guaranteed delivery.

NOTICE TO U.S. HOLDERS OF IPL SHARES

In connection with the Brookfield Offer, Brookfield Infrastructure has filed a Registration Statement on Form F-4, Amendment No. 1 and Amendment No. 2 thereto with the United States Securities and Exchange Commission (the “SEC”) under the U.S. Securities Act of 1933, as amended, which contain a prospectus relating to the Brookfield Offer. SHAREHOLDERS AND OTHER INTERESTED PARTIES INVESTORS AND SHAREHOLDERS OF IPL ARE URGED TO READ SUCH REGISTRATION STATEMENT, AS AMENDED, AND ANY AND ALL OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE BROOKFIELD OFFER, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO ANY SUCH DOCUMENTS, AS EACH BECOMES AVAILABLE, BECAUSE EACH CONTAINS OR WILL CONTAIN IMPORTANT INFORMATION ABOUT BROOKFIELD INFRASTRUCTURE, IPL AND THE BROOKFIELD OFFER. Materials filed with the SEC will be available electronically without charge at the SEC’s website (www.sec.gov) under the issuer profiles for BIP and BIPC, or on request without charge from Brookfield Infrastructure, at 250 Vesey Street, 15th Floor, New York, New York, 10281-1023 or by telephone at (212) 417-7000 and the materials will be posted on BIP’s website at www.brookfield.com/infrastructure.

BIP and BIPC are foreign private issuers and Brookfield Infrastructure is permitted to prepare the offer to purchase and related documents in accordance with Canadian disclosure requirements, which are different from those of the United States. BIP and BIPC prepare their financial statements in accordance with IFRS, and they may not be directly comparable to financial statements of United States companies.

Shareholders of IPL should be aware that the disposition of their common shares and the acquisition and ownership of BIPC Shares may subject them to tax consequences both in the United States and in Canada. The offer to purchase may not describe these tax consequences fully. IPL shareholders should read any tax discussion in the offer to purchase, and holders of IPL Shares are urged to consult their tax advisors.

An IPL shareholder’s ability to enforce civil liabilities under the United States federal securities laws may be affected adversely by the fact that each of the offeror, BIP, BIPC and IPL is formed under the laws of a non-U.S. jurisdiction, that some or all of their respective officers and directors and some or all of the experts named in the offering documents may reside outside of the United States, and that all or a substantial portion of the assets of the offeror, BIP, BIPC, IPL and such persons may be located outside the United States. IPL shareholders in the United States may not be able to sue the offeror, BIP, BIPC or IPL or their respective officers or directors in a non-U.S. court for violation of United States federal securities laws. It may be difficult to compel such parties to subject themselves to the jurisdiction of a court in the United States or to enforce a judgment obtained from a court of the United States.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATOR HAS OR WILL HAVE APPROVED OR DISAPPROVED THE BIPC SHARES OFFERED IN THE OFFERING DOCUMENTS, OR HAS OR WILL HAVE DETERMINED IF ANY OFFERING DOCUMENTS ARE TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

IPL shareholders should be aware that, during the period of the Offer, Brookfield Infrastructure or its affiliates and any advisor, broker or other person acting as the agent for, or on behalf of, or in concert with the Offeror or its affiliates, directly or indirectly, may bid for or make purchases of the securities to be distributed or to be exchanged, or certain related securities outside the Offer, including purchases in the open market at prevailing prices or in private transactions at negotiated prices, as permitted by applicable laws or regulations of the United States, Canada or its provinces or territories. To the extent information about such purchases is made public in Canada, such information will be disclosed by means of a press release or other means reasonably calculated to inform IPL shareholders in the United States of such information.

The Brookfield Offer is being made for the securities of a Canadian company that does not have securities registered under Section 12 of the U.S. Exchange Act of 1934, as amended (the “U.S. Exchange Act”). Accordingly, the Brookfield Offer is not subject to Section 14(d) of the U.S. Exchange Act, or Regulation 14D promulgated by the SEC thereunder, except for any requirements thereunder applicable to exchange offers commenced before the effectiveness of the related registration statement. The Brookfield Offer is being conducted in accordance with Section 14(e) of the U.S. Exchange Act and Regulation 14E promulgated thereunder.

Cautionary Statement Regarding Forward-looking Statements

This news release may contain forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “believe”, “expect”, “will” derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters, identify the above mentioned and other forward-looking statements. Forward-looking statements in this news release include statements regarding the ASC’s hearing of complaint filed by Brookfield Infrastructure; statements relating to the Pembina transaction, including the timing and conditions to closing and cost synergies; the Brookfield Offer, including the anticipated timing of closing; the intention to increase the Brookfield Offer in certain circumstance; and statements regarding Brookfield Infrastructure’s purchase of IPL shares on the TSX.

Although Brookfield Infrastructure believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward-looking statements or information in this news release. The actual outcome of future events could differ from the forward-looking statements and information herein, which are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual events to differ materially from those contemplated or implied by the statements in this news release include the ability to obtain regulatory approvals (including approval of the TSX and the NYSE) and meet other closing conditions to any possible transaction, the ability to realize financial, operational and other benefits from the proposed transaction, general economic conditions in the jurisdictions in which we operate and elsewhere which may impact the markets for our products and services, the impact of market conditions on our businesses, the fact that success of Brookfield Infrastructure is dependent on market demand for an infrastructure company, which is unknown, the availability of equity and debt financing for Brookfield Infrastructure, the ability to effectively complete transactions in the competitive infrastructure space and to integrate acquisitions into existing operations, changes in technology which have the potential to disrupt the business and industries in which we invest, the market conditions of key commodities, the price, supply or demand for which can have a significant impact upon the financial and operating performance of our business and other risks and factors described in other documents filed by Brookfield Infrastructure with the securities regulators in Canada and the United States. Except as required by law, Brookfield Infrastructure undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

For more information, please contact:

Media: Claire Holland Senior Vice President, Communications Tel: (416) 369-8236 Email: claire.holland@brookfield.com	Investors: Kate White Manager, Investor Relations Tel: (416) 956-5183 Email: kate.white@brookfield.com